VanEck ETF Trust & VanEck Funds
666 Third Avenue, 9th Floor
New York, New York 10017

666 Third Avenue, 9th Floor New York, NY 10017

Laura I. Martinez lmartinez@vaneck.com
(212) 293-2018

May 23, 2024

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Kernan

Re: VanEck ETF Trust (the “ETF Trust”)     VanEck Funds (the “Funds Trust”)
(File Nos. 333-123257 and 811-10325)        (File Nos. 811-04297 and 002-97596)

Dear Mr. Kernan:

Thank you for your telephonic comments with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports of each of the ETF Trust and the Funds Trust (together the “Registrants”) and each of their separate series (each, a “Fund” and together, the “Funds”) for the period ended April 30, 2023 and the annual reports of the Registrants and the Funds for the period ended December 31, 2023. Each Trust has considered your comments and has authorized us to make the responses below.

Comment 1.
With respect to VanEck J.P. Morgan Emerging Markets Local Currency Bond ETF, Staff respectfully repeats its earlier request to reconsider the need to supplement or modify disclosures where references are made to yields of dividends when describing distributions that contain significant returns of capital as those terms may be misinterpreted as income.
Notwithstanding the previously referenced disclosure footnote addressing the impact of returns of capital in the distributions history tab on the Fund’s website, which was highlighted in your correspondence dated November 24, 2021, the current references to distribution and 12-month yields could, absent supplemental or modified disclosure, be potentially misleading.

Response 1.
We respectfully acknowledge the Staff’s comment and will consider supplemental disclosure in marketing materials and/or website disclosures where warranted in the future. We inform the Staff that the “Distribution History” tab on each Fund’s webpage includes disclosure about return of capital distributions and the associated tax implications.
To note, the Fund’s published yields and distribution rates are determined on a book income basis as income distributions are paid from book earnings. Therefore, such yields and rates do not include return of capital resulting from periodic tax reclassifications. When tax return of capital, if any, is determined, such amounts are reflected in the Distribution History tab on the website.

Comment 2.
Form N-CEN Item B.22 for the period ended December 31, 2022, indicates that the CM Commodity Index Fund had a NAV error during the period. However, the Staff did not locate disclosure of the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable US GAAP, Regulation S-X, and other accounting guidance, why the fund has not disclosed these reimbursement amounts in its financial statements.

Response 2.
On December 21, 2022, State Street Bank and Trust Company (“State Street”), the fund accounting agent for CM Commodity Index Fund (the “Fund”), misstated the NAV of the Fund’s Cayman Islands subsidiary due to booking a swap reset transaction incorrectly, resulting in a material Fund NAV error to all share classes for that day only. In accordance with the Net Asset Value Error Correction Policy, the Fund reprocessed shareholder and reinvestment activity for December 21st, on December 27, 2022.
As December 21, 2022 was the Fund’s ex-dividend date, there was share reinvestment activity recorded at the incorrect NAV, which caused additional non-material NAV errors on December 22nd and 23rd.
For the NAV errors of December 22nd and 23rd, shareholder activity was not reprocessed, consistent with the Net Asset Value Error Correction Policy. Both harmed shareholders and the Fund were made whole by State Street. Subscribing shareholders received additional shares and the Fund was reimbursed $28,979 to cover the excess money paid to redeeming shareholders. As reimbursements for the December 22nd and 23rd errors were not from an affiliate of the Fund, no disclosure was made in the Fund’s financial statements.
State Street did not follow its established controls to ensure subsidiary funds were valued correctly. State Street staff improperly validated multiple system alerts and did not follow its established controls and procedures. The error was detected through other compensating controls and Van Eck Associates Corporation has determined this was a one-off event and not a result of any control weakness. State Street has conducted additional training with relevant staff to reinforce their existing control process and prevent a re-occurrence.

Comment 3.
The Emerging Markets Bond Fund has been identified in the Annual Report as a non-diversified fund, however it appears that the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, confirm that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund.

Response 3.
We hereby confirm that if Emerging Markets Bond Fund has been operating as a diversified fund for more than three years, the Fund will receive shareholder approval prior to changing its status back to non-diversified.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation